EXHIBIT 10.2

CLECO CORPORATION
RETIREMENT AGREEMENT

THIS RETIREMENT AGREEMENT is made and entered into by and between Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), and Michael H. Madison, the Company's President and Chief Executive Officer ("Executive") (the "Agreement").

1. **Change in Status; Retirement.** Effective as of July 5, 2011, Executive shall voluntarily resign his positions and relinquish his titles as the Company's President and Chief Executive Officer. Thereafter, Executive shall remain employed by the Company until January 1, 2012, at which time Executive shall retire and voluntary resign his employment with the Company (Executive's "Retirement Date"). Executive shall serve as a member of the Company's Board of Directors (the "Board") until October 31, 2011, at which time Executive shall resign as a member of the Board.

2. **Compensation and Benefits.** During the period commencing as of the date hereof and ending on Executive's Retirement Date, Executive shall be paid such compensation and provided such benefits as may be currently provided to Executive under the terms of that certain Employment Agreement by and between Executive and the Company dated October 1, 2003, as the same has been amended from time to time (the "Employment Agreement").

3. **General Waiver and Release.** In consideration of Executive's execution of a Waiver and Release (the "Waiver") executed in the form attached hereto as Exhibit A, and provided that such Waiver is executed by Executive and returned to the Company not earlier than Executive's Retirement Date and not later than 21 days thereafter, the Company shall provide to Executive the following:

   a. Notwithstanding any provision therein to the contrary, an aggregate of 10,000 shares of the Company's common stock, $1.00 par value per share ("Common Stock"), awarded to Executive by letter agreement dated January 31, 2011, shall be deemed fully vested and delivered to Executive free of restriction as of the date on which his Waiver becomes irrevocable; dividend equivalent units related thereto shall be deemed fully vested and shall be distributed from Executive's Ledger Account (as defined in such letter agreement) in the form of cash at the end of the Restriction Period (as further defined therein).

   b. Notwithstanding any provision therein to the contrary, an aggregate of 15,000 shares of the Common Stock awarded to Executive by letter agreement dated February 22, 2010, shall be deemed fully vested and delivered to Executive free of restriction as of the date on which his Waiver becomes irrevocable; dividend equivalent units with respect thereto shall be deemed fully vested and shall be distributed from Executive's Ledger Account (as defined in such letter agreement) in the form of cash as of the end of the Restriction Period (as further defined therein).

Executive acknowledges and agrees that the foregoing consideration is not for services he has rendered, is not otherwise due or owing to him under any agreement (whether oral or written) with the Company or under any Company plan, policy or practice, and that such payment would not be made or due absent his execution of the Waiver.

4. **Other Amounts and Benefits.** Except as may be expressly provided herein, this Agreement is not intended to affect or restrict Executive's benefits accrued under any employee benefit plan, policy, program or arrangement maintained by the Company, including the Company's defined

benefit pension plan, 401(k) plan, and deferred compensation plan, and grants and awards under the Company's long-term incentive plans, and all of which shall vest and be paid or distributed in accordance with their terms.

5. **Extinguishment.** Executive acknowledges that, except as otherwise expressly provided in this Agreement, the Company's obligations under the Employment Agreement and any other obligation to provide severance, change in control or similar payments to Executive shall be extinguished as of his Retirement Date.

6. **Surviving Covenants.** Executive acknowledges that he is and remains subject to and bound by covenants concerning the use of the Company's confidential information and the nonsolicitation of the Company's employees and customers, and the requirement that Executive provide litigation assistance, each as set forth more fully in the Employment Agreement, and that such covenants shall survive Executive's retirement hereunder in accordance with their terms.

7. **Nonassignability.** Neither this Agreement nor any right or interest hereunder shall be subject, in any manner, to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, whether voluntary or involuntary, by operation of law or otherwise, and any attempt at such shall be void. Any benefit right or interest under this Agreement shall not in any way be subject to the debts, contract, liabilities, engagements or torts of Executive, nor shall it be subject to attachment or legal process for or against Executive. Notwithstanding the foregoing, in the event of the Executive's death prior to the payment of all amounts properly due hereunder, payment shall be paid to Executive's estate.

8. **Notices.** Any notices or communications hereunder shall be in writing, addressed as follows:

To the Company:	**To Executive:**
Cleco Corporation	Last address on file with Company
2030 Donahue Ferry Road	
P. O. Box 5000	
Pineville, Louisiana 71361-5000	
Attention: Bruce A. Williamson	

Either party may change its address for notices by providing a written notice of such address change to the other party. All such notices shall be conclusively deemed to be received and shall be effective, (a) if sent by hand delivery, upon receipt, (b) if sent by telecopy or facsimile transmission, upon confirmation of receipt by the sender of such transmission, or (c) if sent by registered or certified mail, on the fifth day on which such notice is mailed.

9. **Source of Payments.** Any payments due hereunder shall be made from the general funds of the Company. Executive's status with respect to amounts owed hereunder shall be that of a general unsecured creditor of the Company, and Executive shall have no right, title, or interest whatsoever in or to any asset of the Company or any investment which the Company may have acquired to meet its obligations hereunder. The Company, in its sole discretion, may retain as owner and for its benefit insurance on the life of Executive, in such amounts in effect as of Executive's Retirement Date. Neither Executive nor his beneficiaries or estate shall have any right or interest in the proceeds of any insurance policy naming the Executive as the insured.

10. **Tax Withholding.** The Company shall withhold from any amount payable hereunder all Federal, state, city or other income or employment taxes as may be required by law to be withheld. Executive agrees that as to the Common Stock deliverable in accordance with paragraph 3 hereof, the

Company may offset the amount of any withholding due hereunder by the withholding from such delivery of the number of shares of Common Stock having a fair market value equal to the aggregate of the withholding rate applicable to supplemental wage payments, the maximum state income tax withholding rate and the applicable employment tax withholding rate.

11. **General Provisions:**

a. If any provision of this Agreement is held to be invalid, illegal, or unenforceable, in whole or in part, such invalidity shall not affect any otherwise valid provision and all other valid provisions shall remain in full force and effect.

b. Titles and headings used herein are solely for convenience of reference and do not constitute a part of this Agreement or affect its meaning, interpretation or effect.

c. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Louisiana applicable to contracts made to be performed wholly within such state.

d. No term or condition herein shall be deemed to have been waived, nor shall there be an estoppel against the enforcement of any provision of this agreement, except by written instrument of the party charged with such waiver or estoppel.

e. This Agreement may not be modified or amended, except by an instrument in writing signed by the parties hereto.

f. This Agreement, including the Waiver, sets forth the entire agreement between the parties hereto related to the subject matter hereof, and, except as expressly set forth herein, fully supersedes any prior agreements or understandings between the parties, whether orally or in writing. Executive acknowledges that he has not relied upon any representations, promises or agreements of any kind made to him in connection with the execution of this Agreement, including the Waiver, except as set forth herein.

THIS RETIREMENT AGREEMENT is executed in multiple counterparts as of the dates set forth below, each of which shall be deemed an original, to be effective as of the Retirement Date designated above.

CLECO CORPORATION: **EXECUTIVE:**

By: /s/ Jeffery W. Hall By: /s/ Michael H. Madison
   Jeffery W. Hall   Michael H. Madison
Its: Senior Vice President Date: April 21, 2011
Date: 4-21-2011

Exhibit A
Retirement Date: January 1, 2012

WAIVER AND RELEASE

This Waiver and Release (the "Waiver") is made in consideration and as a condition of the receipt of the payments described in that certain Retirement Agreement entered into by and between Cleco Corporation (the "Company") and Michael H. Madison ("Executive") dated April 21, 2011 (the "Agreement"), the sufficiency of which is acknowledged.

1. Executive understands that signing this Waiver is an important legal act; in connection with such execution, Executive:

a. Acknowledges that he has been advised to consult an attorney before signing this Waiver and that Executive has done so.

b. That he has 21 calendar days after his Retirement Date (above) to consider whether to sign this Waiver, without alteration, and return it to the Company by first class mail or by hand delivery, and that if he executes and delivers this Waiver before the expiration of the 21-day period, Executive will be deemed to have waived the balance of the period. Executive further agrees that any negotiation or modification of this Waiver shall not extend such 21-day period.

c. Acknowledges that he has been given an opportunity to review this Waiver, that he fully understands its provisions, and that he has voluntarily entered into this Waiver.

d. Understands that he may revoke this Waiver by providing written notice to the Company by hand delivery or by U.S. mail, postage prepaid, during the seven-day period following its execution; thereafter, this Waiver shall be irrevocable. Executive acknowledges that if he revokes this Waiver, the Company shall have no obligation to provide the consideration offered therefor under the Agreement.

e. Acknowledges that the payments described in the Agreement are voluntary on the part of the Company and are not required by any legal obligation of the Company, other than under the terms of the Agreement and this Waiver.

2. By execution below, Executive irrevocably and completely releases the Company, including its predecessors and successors, affiliates, subsidiaries, divisions, and business units, and each of its directors and officers, employees, representatives, agents, and employee benefit plans, and the fiduciaries and agents of said plans, from any and all claims, demands, actions, liabilities, expenses, promises, agreements, costs, damages, and causes of action, whether known or unknown, suspected or unsuspected, arising in law or in equity, that arise out of or are related in any way to Executive's employment with the Company, including his retirement therefrom, including without limitation, any and all claims and causes under Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991; the Civil Rights Act of 1966; the Civil Rights Act of 1866; the Age Discrimination in Employment Act of 1967, as amended; the Older Workers Benefit Protection Act of 1990, as amended; the Americans with Disabilities Act of 1990, as amended; the Employee Retirement Income Security Act of 1974, as amended; the Family and Medical Leave Act of 1993, as amended; any claims of breach of contract, tort, defamation, slander, emotional distress, wrongful termination; and any other claims, whether arising under state or federal statutory or common law, including federal securities laws.

Notwithstanding the generality of the foregoing provisions of this Section 2, <u>Executive does not waive or release</u> any right or claim arising after the date on which Executive executes this Waiver; ordinary claims for benefits accrued and vested or due as of his Retirement Date under any benefit plan subject to ERISA or other benefit plan or arrangement sponsored and maintained by the Company; any compensation due to him under the Agreement; any claim for compensation due under applicable law; and any right to indemnification that Executive may possess as a director or employee of Cleco Corporation to the full extent provided under the indemnification and insurance arrangements of the Company.

3. By execution below, the Company irrevocably and completely releases Executive, including his heirs, executors, and assigns from any and all claims, demands, actions, liabilities, expenses, promises, agreements, costs, damages, and causes of action, whether known or unknown, suspected or unsuspected, arising in law or in equity, that arise out of or are related in any way to Executive's employment with the Company, including his separation therefrom, including without limitation, any and all claims and causes under Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991; the Civil Rights Act of 1966; the Civil Rights Act of 1866; the Age Discrimination in Employment Act of 1967, as amended; the Older Workers Benefit Protection Act of 1990, as amended; the Americans with Disabilities Act of 1990, as amended; the Employee Retirement Income Security Act of 1974, as amended; the Family and Medical Leave Act of 1993, as amended; any claims of breach of contract, tort, defamation, slander, emotional distress, wrongful termination; and any other claims, whether arising under state or federal statutory or common law, including federal securities laws; <u>provided that </u>the Company does not waive or release any such claim, demand, action, liability, expense, promise, agreement, cost, damage, or cause of action arising out of Executive's willful misconduct.

4. Should any of the provisions set forth in this Waiver be determined to be invalid by a court or other tribunal of competent jurisdiction, it is agreed that such determination shall not affect the enforceability of other provisions of this Waiver.

5. Nothing contained herein shall be deemed to prevent Executive from filing a charge or complaint, including a challenge to the validity of this Waiver, with the Equal Employment Opportunity Commission ("EEOC") or from participating in any investigation or proceeding conducted by the EEOC; provided that Executive understands and agrees that he shall not be entitled to any damages or other type or form of award relating to any event that occurred prior to his execution of this Waiver.

6. Executive further agrees that in the event of his material breach of this Waiver, in addition to any other legal or equitable remedy, the Company shall be entitled to recover any payments made to him under the Agreement, subject to any restrictions on such recovery or as may be imposed under applicable law or as may be required to ensure that this Waiver is and remains valid and enforceable.

WITNESS:

By:

_____
Michael H. Madison

Date: _____   Date: _____